

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

April 18, 2011

Mr. Peter Wang
President
Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

Re: **Schedule 13E-3**
                 Filed March 22, 2011
                 File No. 005-81227

                 Schedule 14C Information Statement
                 Filed March 22, 2011
                 File No. 000-31091

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe any amendment to your filings is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide us with an

analysis as to why Sinoquest Management Ltd., Mr. Xiaodong Zhu, Mr. Peter Wang, Mr. Rong Shi, Mr. Chris X. Chen, Mr. Jason Zhongyuan Lu, and Ruihua International Ltd. are not affiliates engaged in the going private transaction. In the alternative, please add them as filing persons.

2. Please note that if a filing person is added based on the above comment, that person would be required to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching the conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr. 13, 1981).

3. The disclosure provided in response to Item 5(b) identifies that no significant corporate events have occurred during the past two years that would need to be reported pursuant to Item 1005(b) of Regulation M-A. Please advise us, with a view toward revised disclosure, how this conclusion could have been reached in light of (1) the share transfer described in the Schedule 13D/A filed on August 4, 2009 and (2) the 2010 proposal to elect Mr. Wang to the Board of Directors.

Schedule 14C

General

4. Please balance references to the premium to current or historical market prices by discussing that the price offered is a discount to the highs at which the stock traded from November 2010 through January 2011.

Benefits, page 6

5. Revise the lead in to clarify that the transaction, if true, would be in the best interests of the cashed-out shareholders by distinguishing them from the continuing shareholders.

6. Revise the second bullet to also disclose the savings as a percentage of revenues for the most recent audited period.

Disadvantages, page 7

7. Please revise the second bullet point to state whether you will continue to provide audited financial statements to your shareholders. In addition, please revise the last paragraph on page 24 to clarify the frequency with which you will distribute any audited financial statements.

Other Considerations, page 7

8. Please reconcile your statements in the first bullet that the Company had missed benefits or opportunities including "enhanced shareholder value [and] enhanced corporate image" with your disclosure on the same page that the reverse split "will likely result in a market decline" and "the Company may lose the prestige of having been a public reporting company." Please also revise to balance the third bullet on page 13 accordingly.

9. Here and repeatedly, you mention your stock's limited liquidity and low market price, yet one of the only two analyses the Mentor Group undertook appears to use the market value of your shares. At an appropriate point, please disclose what consideration the board and the Independent Directors gave to this dichotomy which appears to render the fairness opinion worthless.

Reasons for the Reverse Stock Split, page 10

Annual Cost Savings, page 10

10. Please revise to disclose what comprises the "Other fees" in the table on page 11.

Effects of the Reverse Stock Split, page 14

Effects on Shareholders with Less than 120 Shares of Common Stock, page 14

11. Please include a brief discussion and reference to Cashed-Out Shareholders' dissenters' rights under Nevada law.

Effects on Shareholders with 120 or More Shares of Common Stock, page 15

12. Please briefly discuss how fractional shares will be treated for these holders.

Alternatives Considered by the Board of Directors, page 17

13. It appears that you only considered different ways of going private as alternatives to the status quo. Please revise to explain why you did not consider putting the Company up for sale to third parties, or confirm to us that this alternative was not considered by the Board.

Potential Conflicts Of Interest, page 19

14. Please discuss conflicts related to having the independent directors and the Board make the determination that the reverse stock split is substantively and procedurally fair to the Company's unaffiliated shareholders given that Mr. Rong

Shi, an independent director, and Mr. Peter Wang, Chairman of the Board, are affiliated security holders.

Unaffiliated Representative, page 20

15. Please refer to the last sentence in the first paragraph. Please revise to explain the basis for the belief that Mr. Rong Shi, as an affiliated shareholder, was able to represent the interests of the unaffiliated shareholders and the unaffiliated cashed-out shareholders.

Approval by Majority Shareholder, page 22

16. The disclosure indicates "Mr. Peter Wang, as a representative of the management of the Company, approached Ruihua International Limited to determine if they would consent to the Reverse Stock Split." Given that the potential benefits of this potential transaction were explained to this security holder, please provide us with a legal analysis that explains whether or not these communications constituted solicitations subject to Section 14(a) and Regulation 14A that should have been accompanied by a proxy statement.

Substantive Factors in Support of the Reverse Stock Split, page 23

Cash-Out Consideration, page 23

17. Please explain the statement that "[t] here are no indications that, without effecting the proposed Reverse Stock Split, the market price for the Common Stock would meet or exceed such consideration at any time in the foreseeable future if there was no Reverse Stock Split" in light of the trading highs from November 2010 through January 2011.

Additional shares may be acquired to remain shareholders, page 24

18. Please revise to further explain how an average trading volume of 5,161 shares would be sufficient if current shareholders owning less than 120 shares wish to acquire shares so that they own at least 120 shares.

Availability of dissenters' rights under Nevada law, page 24

19. Please advise us how Nevada appraisal rights procedures are an element of the substantive fairness of the transaction.

Substantive Factors Not in Support of the Reverse Stock Split, page 25

20. Please discuss the historical trading prices of your stock from November 2010 to January 2011.

21. Please discuss the extent to which the proposed transaction consideration constitutes fair value in relation to current stock prices, going concern value, and liquidation value. See Item 1014(b) of Regulation M-A and corresponding Instruction 2 thereto.

22. Please advise us, with a view toward revised disclosure, how the third paragraph describes a factor not in support of the reverse stock split.

Procedural Fairness, page 26

23. Please refer to the third bullet. Please tell us how obtaining the written consent of an affiliate represents an element of procedural fairness to the unaffiliated shareholders.

24. Please revise to balance by providing negative elements of procedural fairness, which may include the lack of a vote by unaffiliated shareholders, the lack of an unaffiliated representative, conflicts within the board, having an independent director who was an affiliated shareholder represent the interests of the unaffiliated shareholders, that only one possible price was presented to the independent directors on March 17, 2011, or that the board or independent directors did not consult with a financial advisor regarding other strategic alternatives.

Reports and Opinions, page 27

25. Please further describe the reasons why the independent directors selected The Mentor Group. See Item 1015(b)(2) and (3) of Regulation M-A.

26. We note the reference to discussion regarding the "scope" of the analysis. Please briefly describe any limitations the Company and/or the independent directors placed on the scope of The Mentor Group's opinion.

27. Please describe any material relationship between The Mentor Group or its affiliates and the Company or its affiliates during the past two years or contemplated, and any compensation received during that time or contemplated to be received. See Item 1015(b)(4) of Regulation M-A and General Instruction E to Schedule 13E-3.

28. Please revise to discuss the results and conclusions of each analysis provided.

29. If the abrupt turnaround from a loss to a significant profit over the last two years was not a factor in the deliberations of the Mentor Group, please revise to clarify what role it played in the deliberations of the Independent Directors.

30. Revise to disclose the criteria used to select the companies in the Public Guideline Company Method. Advise us, with a view toward revised disclosure, why the companies selected are all larger than your company?

31. Revise to explain what Market Value of Invested Capital means.

32. Also explain what a Monte Carlo simulation model is and why the Mentor Group believes it provides useful information.

33. Please provide us with details of other recent fairness opinions the Mentor Group has provided in connection with going private transactions of U.S. registered public companies.

Deliberations of the Board of Directors, page 32

34. Please disclose any reasons discussed on March 20, 2010 as to why going private would result in a "much better situation for the Company to raise capital in the future and offer more flexibility to the capitalization of the Company." Any reasons discussed in June 2010 as to why "the Company might be better able to raise capital for its operations as a non-reporting company in the United States" also should be included in this revision.

35. Please disclose why management suggested engaging The Mentor Group on March 8, 2011.

36. Please disclose the "estimates concerning the future business of the Company" that the company provided to The Mentor Group on March 10 and 11, 2011. Please also disclose the "financial projections" presented to The Mentor Group and referenced on page two of the fairness opinion.

37. Please disclose the "range of value for a share" that The Mentor Group discussed with the Company on March 15, 2011.

38. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or

reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A. In this regard, we note that on March 17, 2011 The Mentor Group reviewed its analysis and the draft fairness opinion for the independent directors.

Financial Information, page 35

39. The summary of the financial information incorporated by reference must be prepared in accordance with Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. We noticed, for example, that the information required by Item 1010(c)(4) appears to have been omitted. In addition, a summary of the information specified by Item 1010(a)(2) does not appear to have been included. Please revise the summary to ensure that all of the requirements of Item 1010(c) have been satisfied.

Stock Certificates, page 39

40. Please advise regarding the reference to $0.44 per share in the first paragraph.

Principal Shareholders, page 48

41. Please revise footnote two to indicate the individual or individuals who have voting and dispositive power with respect to the shares held by Sinoquest Management Ltd.

Appendix 3

42. We note the limitation on reliance in the fourth paragraph on page three. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for The Mentor Group's belief that shareholders cannot rely upon the opinion to support any claims against The Mentor Group arising under applicable state law (e.g., the inclusion of an express disclaimer in The Mentor Group's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to The Mentor Group would have no effect on the rights and responsibilities of either The Mentor Group or the board of directors under the federal securities laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Andrew D. Hudders, Esq.
       Fax: (212) 754-0330